PEARSON

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

4 January 2008

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

19 December	**Director shareholding**
21 December	**Directors' shareholding**
21 December	**Directors' shareholding**
21 December	**Financial Times named Newspaper of the Year at the annual ....**
2 January	**Voting Rights and Capital**
3 January	**Pearson acquires Money-Media; enhances FT's services to global asset.....**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 1/14

Director Shareholding
19 December 2007

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Sitemap Legal Accessibility

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITARY RECEIPTS**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **10,000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00124%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$14.0798**	14.	Date and place of transaction **18 DECEMBER USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **170,000 0.02104%**	16.	Date issuer informed of transaction **18 DECEMBER 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___19 DECEMBER 2007________________________________

Directors' Shareholding
21 December 2007

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RECEIVED
2008 JAN 14 A 8:21

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Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Thursday, 20 December 2007 under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock %	Price per Share £	Total Holding Following Notification	Total Percentage Following Notification %
David Arculus	307	0.00004	£7.11	2,223	0.00028
Lord Burns	308	0.00004	£7.11	8,471	0.00105
Ken Hydon	307	0.00004	£7.11	7,172	0.00089

Name of Director	No. of ADRs Purchased	Percentage of Issued Stock %	Price per ADR $	Total Holding Following Notification	Total Percentage Following Notification %
Susan Fuhrman	408	0.00005	$14.14	5,301	0.00066

Directors' Shareholdings

21 December 2007

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Pearson plc

(the *Company*)

In 2001, the Company established the Pearson Long Term Incentive Plan (the ***Plan***) for the purpose of providing a long-term share incentive for executive directors and senior executives of the Pearson group.

Restricted Share Awards Granted on 21 December 2004

The restricted share awards granted on 21 December 2004, to executive directors and other members of the Pearson Management Committee, vested on 21 December 2007 subject to the company's performance on three measures. These measures were Pearson's total shareholder return relative to the constituents of the FTSE World Media Index over the period 2004 to 2007, earnings per share and sales growth over the period 2003 to 2006, and return on invested capital in 2006. Based on performance against these measures, 79.97% of the shares originally awarded have vested.

In the case of earnings per share and sales growth and return on invested capital, full details were set out in the report on directors' remuneration for 2006. In the case of relative total shareholder return, full details will be set out in the report on directors' remuneration for 2007.

Three-quarters of the shares that have vested have been released on 21 December 2007. The remaining one-quarter will be released on 21 December 2009 subject to participants not disposing of the three-quarters of their vested shares (other than for the purpose of settling their individual tax liability).

As a result of these Shares being released, the following executive directors have become entitled to the number of Shares shown in the second column below. The number of Shares shown in the third column below were sold on 21 December 2007 at a price of 711.25 pence per share in order to discharge tax and social security liabilities on the Shares received, leaving the after-tax number of Shares set out in the final column below.

Name of Director	**Shares Released**	**Shares Sold to discharge tax liabilities**	**Shares Retained**
David Bell	99,005	40,592	58,413
Rona Fairhead	99,005	40,592	58,413
John Makinson	99,005	40,592	58,413
Marjorie Scardino	249,595	102,334	147,261

Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following Shares (excluding Shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of Director	Number of Shares	% of Capital
David Bell	172,896	0.02140
Rona Fairhead	121,556	0.01504
John Makinson	306,592	0.03794
Marjorie Scardino	400,071	0.04951

Financial Times named Newspaper of the Year at the annual 'What The Papers Say' Awards

21 December 2007

LONDON - The Financial Times was today named Newspaper of the Year at the 'What The Papers Say Awards'. The awards were presented at a lunch at the Café Royal in London and the award was collected by the FT's deputy editor, Martin Dickson, on behalf of the FT.

2007 has been a strong year for the Financial Times, with highlights including the global refresh of the newspaper, the launch of the new advertising campaign under the tagline 'We live in Financial Times', upgrades and development on FT.com, including a new access model, and the integration of the newsroom. The Financial Times has also recruited a host of new talent including Niall Ferguson, Richard Edgar, Sylvia Pfeifer and Henny Sender, who joined from the Wall Street Journal.

To date in 2007, the Financial Times has won 45 awards, including the British Press Awards, Business Journalist of the Year Awards, EPpy Awards, Campaign Poster Awards, Newspaper Awards, Digital Media Awards and SOPA awards.

Lionel Barber, editor of the Financial Times, said: "We are delighted to have won this prestigious newspaper of the year award. All the staff at the FT have worked hard to make this happen and I'd like to extend my thanks to them for making the FT the world's leading business newspaper and website".

The What The Papers Say Awards were introduced in 1957 and are now a firm fixture in the British press calendar.

For further information please contact:
Emma Gilpin-Jacobs
Global Communications Director
T: GB +44 2078734447 Call
E: emma.gilpin-jacobs@ft.com

Jo Crosby
Communications Manager
T: GB +44 2078733811 Call
E: jo.crosby@ft.com

Notes to Editors:
About the Financial Times
The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed at 24 print sites across the globe, has a daily circulation of 441,219 (ABC figures, September 2007) and a readership of more than 1.3 million people worldwide.

2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. FT.com is the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 5.35 million unique monthly users generating 43 million page views (ABC electronic figures, March 2007). FT.com has 101,000 subscribers.
3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
6. The Mergermarket Group, whose products and services provide the global advisory and corporate communities with intelligence and analysis. With regional head offices in London, New York and Hong Kong and 200 journalists in 46 locations worldwide, reliable and validated proprietary intelligence and historical data is provided via the mergermarket, dealReporter, Debtwire and wealthmonitor on-line platforms.
7. The Financial Times Group also has a stake in a number of joint ventures, including;
   - FTSE International, a joint venture with the London Stock Exchange.
   - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
   - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
   - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
   - A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international education and information company.

Voting Rights and Capital
02 January 2008

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PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 31 December 2007, the Company had 808,028,141 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (808,028,141) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Pearson acquires Money-Media; Enhances FT's services to global asset management industry

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03 January 2008

Pearson, the international education and information company, today announces the acquisition of Money-Media, the US-based leader in online news and commentary for the money management industry, from Michael D. Griffin, Money-Media's sole voting shareholder and CEO.

Money-Media, through its products Ignites, Fundfire, BoardIQ, Agenda and ODX, offers highly-respected online services, publications and conferences. It provides must-have news and analysis via email and its websites to mutual fund managers, institutional investors, high-net-worth individuals, company directors and advisers. It had revenues of $16m in 2007 - approximately two-thirds of which were generated through subscriptions with high renewal rates - and had estimated gross assets of $4m at the year end.

Money-Media's specialist services will improve the ability of the Financial Times to reach the asset management community in the US, enhancing its recent launch of a US edition of FTfm (its dedicated fund management newspaper supplement); and globally, building on the FT's unique global franchise.

"This acquisition supports and extends our strategy of building strong subscriber and digital businesses in core sectors," said John Ridding, Chief Executive of the FT. "Asset managers need reliable, relevant and timely information about the globalisation of investments, diversification of asset classes, mitigation of risk and frequent changes in regulation. Money-Media has built a senior and loyal audience in the US, and we see substantial scope for international growth with the FT's global presence and expertise behind it."

ENDS

For more information:

Luke Swanson/Simon Mays-Smith/Charles Goldsmith, Pearson Plc +44 (0)20 7010 2310

Tom Glover, FT Group +44 (0)7980 621 020

END